September 1, 2010

BY EMAIL AND EDGAR

U.S. Securities & Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Attention:	Ms. Mellissa Campbell Duru, Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance

	Re:	Potash Corporation of Saskatchewan Inc. (“PotashCorp”) Schedule TO-T filed on August 20, 2010 (as amended, the “Schedule TO”); Amendments to Schedule TO-T filed on August 25 & 26, 2010 (File No. 1-31714)

Dear Ms. Duru:

On behalf of BHP Billiton Limited, BHP Billiton Plc and BHP Billiton Development 2 (Canada) Inc. (collectively, “BHP Billiton” or the “Bidders”), we have set forth below the responses of BHP Billiton to the comments of the Staff of the Commission contained in your letter dated August 27, 2010 to Kirsten K. Gray, Vice President Group Legal, BHP Billiton Limited (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments from the Comment Letter is set forth in full in this letter in italics with BHP Billiton’s response immediately following each italicized comment. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Offer and the Circular, dated August 20, 2010 (filed as Exhibit (a)(1)(i) to the Schedule TO).

BHP Billiton is filing today an amendment to the Schedule TO, a courtesy copy of which is enclosed.

U.S. Securities & Exchange Commission, p. 2

Exhibit (a)(1)(i)-The Offer and the Circular

Determination of Validity, page 19

1.        Please advise us of the purpose of the disclosure that any determination by you concerning the terms of the offer “will be final and binding.” Please delete this language, here and other places in the document, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

In response to the Staff’s comment, the Bidders have included the requested revised disclosure in the amendment to the Schedule TO being filed today.

Certain Conditions of the Offer, page 21

2.        A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions to the offer must also be drafted with sufficient specificity to allow for objective verification. We refer to condition (d)(v) which lists “any proposal, plan or intention...” to do any of the actions listed in paragraph (d) or entering into any agreement or “agreement in principle” to do such actions. This condition appears to be overly broad. Notwithstanding the reasonableness qualifier that precedes (d)(v), it appears that the determination of whether a plan or intention to act has been formulated or an agreement (even if only in principle) has been reached would be left to the sole determination of the Offeror/bidders. Given that the Offeror has reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the Offeror has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition accordingly or advise.

The Bidders do not believe that the condition included in subsection (d)(v) on page 22 of the Offer and the Circular is overly broad. This condition would only be triggered by an “intention” to take any of the actions enumerated in subsection (d) if that intention were publicly announced or communicated. A public announcement of an intention to take any of the actions listed in condition (d) would be a serious step for a publicly listed company, which the Bidders believe could provide a reasonable basis for the Bidders to determine that proceeding with the Offer would be inadvisable. Similarly, the Bidders believe that PotashCorp would be required to publicly disclose any agreement in principle to take any of the enumerated actions, including pursuant to Item 7 of Schedule 14D-9, which calls for the disclosure of certain agreements in principle. Accordingly, this language is consistent with and reflects standards of materiality set out in Rule 14d-9. In Canada, as in the United States, agreements in principle can be legally binding and enforceable. The Bidders accordingly believe that if an agreement in principle were entered into, the Bidders should have the right to determine in their reasonable judgment whether such agreement in principle would make it inadvisable for the Bidders to proceed with the Offer and, if so, to choose not to proceed with the Offer. In addition, as the Staff noted in its comment, in connection with these and each other condition included in subsection (d), the Bidders also would be obligated to exercise reasonable judgment when determining whether any such

U.S. Securities & Exchange Commission, p. 3

condition has been triggered. In this regard, the Bidders also refer the Staff to the response to comment 3 below.

3.        Further to our comment above. We refer to the disclosure included in the Schedule 14D-9 filed by Potash Corporation of Saskatchewan Inc. in which it discloses that the company has been “approached and has initiated contact with, a number of third parties who have expressed an interest in considering alternative transactions…” Advise us of whether the bidders consider the condition in (d)(v) to have been triggered and have waived the condition. If the bidders do not consider the condition to have been triggered, please clarify how and when the bidders will make the determination as to whether the condition in (d)(v) has been triggered in light of the developments noted in the Schedule 14D-9. We may have further comment.

Notwithstanding the Schedule 14D-9 filed by PotashCorp in which it discloses that the company has been “approached and has initiated contact with, a number of third parties who have expressed an interest in considering alternative transactions”, the Bidders do not consider the condition in subsection (d)(v) of the Offer to have been triggered. The Bidders do not believe that this disclosure indicates that PotashCorp either intends to take, or has entered into an agreement in principle with respect to, any of the actions enumerated in subsection (d) – instead, this disclosure merely suggests the possibility that in the future PotashCorp may take certain of the enumerated actions without providing any specifics as to counterparties, terms or even which of a number of possible transactions PotashCorp might engage in. This clearly is not sufficient information to reasonably conclude that the condition has been triggered. If and when PotashCorp discloses specific intentions or an agreement or agreement in principle to take any of the enumerated actions, the Bidders would then evaluate the new information to determine, in their reasonable judgment, whether the condition in subsection (d)(v) of the Offer has been triggered.

4.        Please refer to the penultimate paragraph in this section. Please revise to remove the implication that the bidders have the ongoing right to assert conditions subsequent to the expiration date. Clarify that all conditions, other than the receipt of governmental approvals, must be satisfied or waived at or prior to the expiration of the offer.

In response to the Staff’s comment, the Bidders have included the requested revised disclosure in the amendment to the Schedule TO being filed today.

5.        You disclose under this heading that should you fail to exercise any of your rights, such failure shall not “be deemed a waiver of any such right...” Please be advised that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this is a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

U.S. Securities & Exchange Commission, p. 4

The Bidders confirm that if a condition were triggered in a manner that is publicly known or otherwise brought to the attention of the Bidders and the Bidders decided to proceed with the Offer (i) this would be a waiver of such condition and, (ii) depending on the materiality of the waived condition and the number of days remaining in the Offer, the Bidders might be required to extend the Offer and recirculate new disclosure to security holders. The Bidders confirm that they may not simply fail to assert a triggered Offer condition and thus effectively waive it without officially doing so.

6.        Please see our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding in your response letter.

The Bidders confirm that if an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Bidders will inform holders of securities how they intend to proceed promptly after receipt of information sufficient to allow the Bidders to determine that such condition has been triggered, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Other Terms of the Offer, page 30

7.        We note your disclosure here that the Offeror reserves the right to assign or transfer to one or more affiliates the right to purchase tendered equity shares. Please note that if the Offeror does so, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T. This in turn may necessitate an extension of the offer period and may require the offering circular to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please confirm your understanding in your response letter.

The Bidders confirm that if the Offeror assigns or transfers to one or more affiliates the right to purchase tendered equity shares, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO and that this may necessitate an extension of the offer period and may require the offering circular to be revised to provide all of the disclosure required by Schedule TO as to that entity.

Source and Amount of Funds, page 36

8.        Please address any alternative financing arrangements that are in place in the event the primary financing plans fall through. If none, revise to state this fact. Refer to Item 1007 (b) of Regulation M-A.

The Bidders believe that the last sentence of the fourth paragraph on page 37 addresses the concern raised in the Staff’s comment. It states that: “The Offeror and BHP Billiton have

U.S. Securities & Exchange Commission, p. 5

neither sought nor made alternative financing arrangements should the Facilities not be available to them.”

U.S. Securities & Exchange Commission Relief Requested, page 47

9. We refer to the letter dated August 26, 2010 from counsel to the bidders to the Division of Trading & Markets and the Division of Corporation Finance. Please update your disclosure to reflect that relief was sought and received subject to the conditions set forth in the letter dated August 26, 2010 from the Division of Trading & Markets and the Division of Corporation Finance to the bidders.

In response to the Staff’s comment, the Bidders have included the requested revised disclosure in the amendment to the Schedule TO being filed today.

Additional Comments

As requested by the Staff, we hereby acknowledge on behalf of each Bidder that it is responsible for the adequacy and accuracy of the disclosure in the filings, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please contact me at 212-225-2990, or Victor Lewkow at 212- 225-2370.

Best Regards,

/s/ Neil Q. Whoriskey
Neil Q. Whoriskey

cc:	David Williamson
BHP Billiton

Kirsten K. Gray
BHP Billiton

Rebecca Campbell
BHP Billiton

Victor I. Lewkow
Cleary Gottlieb Steen & Hamilton LLP

Jennifer C. Bender
Cleary Gottlieb Steen & Hamilton LLP